26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com

May 13, 2024

Mr. Patrick Kuhn

Mr. Rufus Decker

Ms. Rucha Pandit

Ms. Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SUPER HI INTERNATIONAL HOLDING LTD. (CIK No. 0001995306)
Registration Statement on Form F-1 ( File No. 333-278940)

Dear Mr. Kuhn, Mr. Decker, Ms. Pandit and Ms. Peyser:

On behalf of our client, SUPER HI INTERNATIONAL HOLDING LTD., a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

The Company respectfully advises the staff of the Commission (the “Staff”) that the Company plans to commence the road show for the proposed offering shortly hereafter, and request that the Staff declare the effectiveness of the Registration Statement on or about May 16, 2024. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the Staff dated May 1, 2024. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

U.S. Securities and Exchange Commission May 13, 2024 Page 2

Registration Statement on Form F-1

Super Hi – At a Glance

1.	As requested in comment 3 of our January 12, 2024 letter, please present income from operation margin when restaurant level operating margin is presented. Also disclose where the reconciliation between the IFRS amount and non-IFRS amount is presented. Refer to Item 10(e)(1)(i) of Regulation S-K. We note your revised disclosure in response to prior comment 7.

In response to the Staff’s comment, the Company has revised the graphics.

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U.S. Securities and Exchange Commission May 13, 2024 Page 3

If you have any questions regarding the Registration Statement, please contact Mengyu Lu by phone at +852 3761 3421 or via e-mail at mengyu.lu@kirkland.com; Ming Kong by phone at +852 3761 3578 or via e-mail at ming.kong@kirkland.com; Samantha Peng by phone at +852 3761 3423 or via e-mail at samantha.peng@kirkland.com; or Kong Lai San, partner at Deloitte & Touche LLP, by telephone at +65 6531 5068 or via email at lakong@deloitte.com. Deloitte & Touche LLP is the independent registered public accounting firm of the Company.

Sincerely,

/s/ Mengyu Lu
Mengyu Lu

Enclosures

cc:	Ping Shu, Director and Chairman, SUPER HI INTERNATIONAL HOLDING LTD.
Cong Qu, Financial Director, SUPER HI INTERNATIONAL HOLDING LTD.
Ming Kong, Esq., Partner, Kirkland & Ellis International LLP
Samantha Peng, Esq., Partner, Kirkland & Ellis International LLP
Ashlee Wu, Esq., Partner, Kirkland & Ellis International LLP
Kong Lai San, Partner, Deloitte & Touche LLP
Raymond Li, Esq., Partner, Paul Hastings, LLP
Chris DeCresce, Esq., Partner, Paul Hastings, LLP